SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of  March, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Material Fact

Share buyback

São Paulo, March 2, 2007 - VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), announced today that its Board of Directors has authorized a buyback program of shares issued by the Company under the following conditions:

Objective of the buyback program

Open market repurchase of VCP preferred shares, to be held in treasury and sold and/or cancelled at a future date;

Volume of shares to be acquired

Up to 9,000,000 (nine million) preferred shares, including the current shares held in treasury, and representing an amount below the legal limit (10% of the total outstanding shares);

Criteria for the acquisition

Based on the Company’s current share price on the Stock Exchanges it is listed and the Company’s available funds;

Buyback terms

Up to 365 days from March 2, 2007 ending at February 29, 2008;

Total outstanding preferred shares

98,442,378 preferred shares, according to CVM Instruction nr. 10/80;

Total treasury shares

Currently the company holds 28,900 preferred shares, acquired in previous buybacks.

Intermediary financial institutions

ABN AMRO Real CCVM S/A, Bradesco S/A Corretora de Títulos e Valores Mobiliários, Itaú Corretora de Valores S/A, Merrill Lynch S/A Corretora de Títulos e Valores Mobiliários, Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A., Santander Brasil S/A CTVM e Votorantim Corretora CTVM Ltda.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)

Date: 03/02/2007
	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer